UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.  2  *)


                      Pharmakinetics Laboratories, Inc.
                               (Name of Issuer)

                   Common Stock, par value $.001 per share
                        (Title of Class of Securities)

                                 71713-11-06
                                (CUSIP Number)

                             Bob E. Lehman, Esq.
                                Lehman & Eilen
                  50 Charles Lindbergh Boulevard, Suite 505
                          Uniondale, New York 11553
                                (516) 222-0888
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communication)

                                 May 8, 1997
           (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.

         Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7).

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 71713-11-06                  13D                   Page 2 of 5 Pages





1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON:   Robert A. Mackie, Jr., Social Security No. ###-##-####

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  |X|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS:  PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.

7.       SOLE VOTING POWER: 898,383

8.       SHARED VOTING POWER: 1,071,976

9.       SOLE DISPOSITIVE POWER: 898,383

10.      SHARED DISPOSITIVE POWER: 1,071,976

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,071,976

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         |_|

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.79%

14.      TYPE OF REPORTING PERSON:  IN




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CUSIP NO. 71713-11-06                 13D                    Page 3 of 5 Pages





1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON:   R.A. Mackie & Co., L.P., Fed. I.D. No. 13-3553219

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  |X|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

7.       SOLE VOTING POWER:

8.       SHARED VOTING POWER: 173,593

9.       SOLE DISPOSITIVE POWER:

10.      SHARED DISPOSITIVE POWER: 173,593

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 173,593

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         |_|

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.4%

14.      TYPE OF REPORTING PERSON:  BD

CUSIP NO. 71713-11-06                 13D                    Page 4 of 5 Pages



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       AMENDMENT NO. 2 TO SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                      PHARMAKINETICS LABORATORIES, INC.
                              (Name of Company)


Item 3. Source and Amount of Funds or Other Consideration, of the Schedule 13D Report is amended by adding the following paragraph:

         The 706,000 shares of Common Stock purchased by Mr. Mackie on May 8, 1997 were purchased with his own personal funds in open market transactions.

Item 5. Interest in Securities of the Issuer, of the Schedule 13D Report is amended as follows:

Item 5.           Interest in Securities of the Issuer

         (a) Mr. Mackie is the beneficial and sole owner of 898,383 shares of Common Stock of the Company. Such 898,383 shares constitute approximately 7.37% of the shares of the Company's Common Stock outstanding as of May 8, 1997. R.A. Mackie & Co., L.P. is the beneficial and sole owner of 173,593 shares of Common Stock, constituting approximately 1.4% of the shares of the Company's Common Stock outstanding as of May 8, 1997. By virtue of Mr. Mackie's control over R.A. Mackie & Co., L.P., Mr. Mackie has an aggregate beneficial ownership equal to 1,071,976 shares of Common Stock, or 8.79% of the shares of the Company's
Common Stock outstanding as of May 8, 1997.

         (b) Mr. Mackie has the sole power to vote, or direct the vote, and the sole power to dispose, or direct the disposition, of the 898,383 shares of Common Stock owned by him and shares with R.A. Mackie & Co., L.P. the power to vote, or direct the vote, and the power to dispose, or direct the disposition, of the 173,593 shares of Common Stock owned by R.A. Mackie & Co., L.P.

         (c) Mr. Mackie has not engaged in any other transactions in the Company's common stock during the 60 days prior to the May 15, 1997 date of this Report. R.A. Mackie & Co., L.P. engaged in the following transactions in the Company's Common Stock during the 60 days prior to the May 15, 1997

CUSIP NO. 71713-11-06                 13D                  Page 5 of 5 Pages


date of this Report:

         March 4, 1997...............Purchased 5,000 shares at $.375 a share
         April 7, 1997...............Purchased 20,000 shares at $.30 a share
                      ...............Purchased 10,000 shares at $.34375 a share
                      ...............Purchased 10,000 shares at $.375 a share
                      ...............Sold 15,000 shares at $.34 a share
         April 9, 1997...............Purchased 7,500 shares at $.28 a share
                      ...............Sold 7,500 shares at $.28 a share
         May 7, 1997.................Sold 10,000 shares at $.25 a share
         May 8, 1997.................Purchased 15,000 shares at $.28 a share
                    .................Sold 10,000 shares at $.27 a share
                    .................Sold 706,000 shares at $.25 a share
                    .................Sold 78,000 shares at $.25 a share


Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer

         Not applicable.


Item 7.           Material to be Filed as Exhibits

         Not applicable.


Signatures


         After reasonable inquiry and to the best of his and its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: May 15, 1997


R.A. Mackie & Co., L.P.
By: R.A. Mackie & Co., Inc.

By:/s/ Robert A. Mackie, Jr.                      /s/ Robert A. Mackie, Jr.
     Robert A. Mackie, Jr.                           Robert A. Mackie, Jr.
                                                     Individually